

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Via E-mail
Steven J. Hartman
Chief Executive Officer
Incapital Trust Products LLC
Capitol Office Center
3422 Old Capitol Trail #188
Wilmington, DE 19808

  Re: Incapital Trust Products LLC
     Amendment No. 2 to Registration Statement on Form S-3
     Filed February 24, 2012
     File No. 333-178604

Dear Mr. Hartman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

  Please note that this letter includes comments in response to your supplemental response dated February 24, 2012, regarding the registrant's compliance with Rule 3a-7 under the Investment Company Act of 1940.

Supplemental Response Regarding Rule 3a-7

General

1. On page 2 of the supplemental response you state, "As we have discussed with the Staff, the underlying securities meet the requirement for eligible assets under the Instruction to Form S-3." Please note that the staff is still reviewing your filing and responses that are forthcoming, and therefore, we have not determined that the underlying securities meet the requirements of eligible assets.

2. We note on pages 2 and 3 of the supplemental response that a holder's right to exercise the call right is subject to certain conditions and the optional exchange is limited. Please revise the registration statement to include any conditions relevant to the call rights, call warrants, optional exchange, etc. set forth in your supplemental response.

3. Paragraph (a)(1) of Rule 3a-7 under the Investment Company Act of 1940 (the "1940 Act") requires that an issuer relying on the exemption contained in the rule issue fixed-income securities or other securities that entitle their holders to receive payments that depend primarily on the cash flow from eligible assets. Please supplementally explain how the issuer complies with this requirement if the call rights/warrants or optional exchange rights are exercised.

Put Rights

4. We note on page 12 of the base prospectus that the accompanying prospectus supplement will describe any puts. Please revise the prospectus to provide disclosure on the material characteristics of the put rights. Please provide us with your analysis of how put rights comply with Rule 3a-7 of the 1940 Act. This should include analysis whether the put rights are "eligible assets" as defined under Rule 3a-7 under the 1940 Act and how the put rights are consistent with the requirement set forth in Rule 3a-7(a)(3)(iii).

Call Warrants and Call Rights

5. We note your supplemental response discussion of call warrants. It is not clear how these differ from the call rights described in the registration statement. In addition, we are not able to find a description of call warrants in the registration statement. Please advise or revise the registration statement to include a description.

6. We note your supplemental response discussing the inclusion of call rights and in the base prospectus on page 47 discussing call rights on the trust certificates and call rights on the underlying securities. Although you state that the call right is consistent with the SEC's guidance in your supplemental response, we did not locate any analysis of whether the call rights are "redeemable securities." Please explain whether the call right on the trust certificates and the call right on the underlying securities (or call warrants) as contemplated by the base prospectus constitute "redeemable securities" as defined under Section 2(a)(32) of the 1940 Act.

Amendment No. 2 Filed February 24, 2012

General

7. We note your responses to prior comments 2 and 8 -- in particular that you understand that based on your conversations with the staff that supplemental analysis will be

required from you. Please note that we have not received your supplemental analysis and therefore these comments remain outstanding.

8. In such supplemental analysis relating to prior comments 2 and 8, with respect to certificates that may be based on one or more market indices, please also explain how this is consistent with Rule 3a-7 under the 1940 Act. In doing so, please explain whether such trust certificates would be fixed-income securities or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets. Also, to the extent that the issuing entity invests in financial instruments that provide for such returns, please explain whether such investments meet the definition of "eligible asset" under the rule.

Prospectus Summary

What assets will each trust hold?, page 3

9. We note your response to prior comment 4; however, the registration statement has not been revised in accordance with the prior comment and to reflect your supplemental response. Therefore, as requested, please delete the sentence stating that if any underlying securities are purchased in a primary offering, the prospectus supplement will contain additional disclosure identifying those securities and identifying any underlying issuer as a co-registrant. Furthermore, revise to state, as noted in your response to the prior comment, that the issuer of the underlying securities will be in no event an affiliate of the sponsor, depositor, issuing entity or underwriter of the ABS. Please make sure any changes provided on page 4 are added to the last paragraph on page 26 under "Eligibility" to ensure the disclosure throughout is consistent.

Other

10. We note the last bullet point on page 23, which states "other assets described in the prospectus and in the accompanying prospectus supplement." Please confirm supplementally that any additional types of assets that are not described in the prospectus and the prospectus supplement will require a post-effective amendment.

11. We note the possible inclusion of swap guarantees on page 30. Please supplementally confirm that the swap guarantees will be limited to currency and interest rate swap agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Anna T. Pinedo
        Morrison & Foerster LLP